

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-Mail
Patrick J. Allin
Chief Executive Officer
Textura Corporation
1405 Lake Cook Road
Deerfield, IL 60015

> **Re:** **Textura Corporation**
> **Amended Confidential Draft Registration Statement on Form S-1/A**
> **Submitted March 13, 2013**
> **CIK No. 0001565337**

Dear Mr. Allin:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 8, 2013.

General

1. Our comments regarding the graphics in your prospectus will be conveyed separately.

Prospectus Summary

Recent Developments, page 5

2. Please explain to us how you plan to account for the potential software development partnership you entered into in March 2013. In your response, please provide us with the accounting literature you considered in determining your accounting. Also, please revise your disclosures to describe how you will account for the partnership.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Key Business Attributes, page 77

3. Please expand the information responsive to prior comment 5 to provide quantitative data buttressing your qualitative descriptions of revenue predictability, or disclose why it is impractical to provide that information.

Certain Relationships and Related Person Transactions

Aon Risk Services, page 109

4.   You state that Aon Risk Services Company, Inc. is an affiliate of Aon Risk Services Central, Inc.; please briefly expand your disclosure to explain briefly the nature of this affiliation. For example, please disclose if the companies are both directly or indirectly controlled by Aon plc.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

                                                        Sincerely,

                                                        /s/ Mark P. Shuman

                                                        Mark P. Shuman
                                                        Branch Chief-Legal

cc: Via E-Mail
        Franco Turrinelli, Textura Corporation
        David A. Schuette, Esq., Mayer Brown LLP